Exhibit (a)(1)(H)

BRT REALTY TRUST

60 Cutter Mill Road

Suite 303

Great Neck, New York 11021

Telephone (516) 466-3100

Telecopier (516) 466-3132

www.BRTRealty.com

BRT REALTY TRUST ANNOUNCES

EXTENSION OF TENDER OFFER PERIOD

Great Neck, New York — October 7, 2010 — BRT REALTY TRUST (NYSE:BRT) today announced the extension of the offer period for its previously announced tender offer to purchase up to 2,500,000 shares of beneficial interest at a price per share of $6.30, in cash, less any applicable withholding taxes and without interest, until 5:00 p.m., New York City time, on Thursday, October 21, 2010.

None of BRT, its Board of Trustees, the Information Agent or the Depositary is making any recommendation to BRT shareholders as to whether to tender or refrain from tendering their shares into the tender offer.  Shareholders must decide how many shares they will tender, if any.  BRT’s executive officers and board members have advised BRT that they do not intend to tender any of their shares in the tender offer.

The Information Agent for the tender offer is Phoenix Advisory Partners.  The Depositary is American Stock Transfer & Trust Company, LLC.  For questions and information, please call the Information Agent toll free at (800) 576-4314.

Important Notice

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any BRT shares. The tender offer is being made only pursuant to the offer to purchase, the letter of transmittal and related materials, which have been distributed to shareholders shortly and filed with the Securities and Exchange Commission.  Shareholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies, of the offer to purchase, the letter of transmittal and other related materials filed by BRT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Phoenix Advisory Partners, the Information Agent, toll free at (800) 576-4314. The depositary for the tender offer has advised BRT that as of the close of business on October 6, 2010, approximately 470 shares had been validly tendered and not withdrawn.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including statements regarding the proposed tender offer, the anticipated timing of the commencement of the offer, the number of shares BRT expects to repurchase in the offer and the price at which any purchases will be made.  Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions or variations thereof.  These statements are based on BRT’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, and include the risk that changes in economic circumstances, business conditions and BRT’s stock price may make the proposed tender offer no longer advisable on the terms described herein, if at all.  Investors are cautioned not to place undue reliance on any forward-looking statements.

Contact:                 Simeon Brinberg or Asher Gaffney - (516) 466-3100